SECURITY LIFE OF DENVER INSURANCE COMPANY

and its
SECURITY LIFE SEPARATE ACCOUNT L1

Supplement Dated June 30, 2011

This supplement updates certain information contained in your current prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

IMPORTANT INFORMATION ABOUT THE
M INTERNATIONAL EQUITY FUND

On June 17, 2011, Northern Cross, LLC replaced Brandes Investment Partners, L.P. as subadviser to the M International Equity Fund. Accordingly, all references to Brandes Investment Partners, L.P. in your prospectus or any prospectus supplement are replaced with Northern Cross, LLC.

The M International Equity Fund is only available through broker/dealers associated with the M Financial Group.